EXHIBIT 99.3

***Confidential***
Reverse Stock Split Q&A
May 25, 2012

On January 25, 2012, THQ received notification from Nasdaq that THQ's common stock was not in compliance with Nasdaq's $1.00 minimum bid requirement because our common stock closed below $1 for 30 consecutive trading days. We have a period of 180 calendar days, or until July 23, 2012, to gain compliance with the minimum bid requirement or face a delisting of our common stock. To regain compliance with this requirement, our common stock must trade above $1 for ten consecutive trading days before July 23, 2012.

We believe that having our common stock delisted from the NASDAQ Global Select Market would be undesirable for our stockholders and potentially detrimental to our business. If THQ's stock does not rise above $1 for ten consecutive trading days prior to July 23, 2012 on its own, THQ expects to effect a reverse split of its common stock, which requires approval by stockholders. THQ has begun the process of calling a special meeting of stockholders for this purpose.

The following are frequently asked questions with regard to reverse stock splits.

What is a reverse stock split?

THQ is asking its stockholders to approve a reverse stock split of THQ common stock at a special meeting of stockholders on or about June 29, 2012. A reverse stock split reduces the total number of a company's issued and outstanding common shares, and as a result of the reduction in the number of such common shares, the price per common share increases upon completion of a reverse stock split.

For example:

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If THQ completes a 1-for-3 reverse stock split, every 3 common shares would become one common share, and 3 shares trading at $1.00 per share immediately before the split takes effect would become one share at $3.00*;

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If THQ completes a 1-for-5 reverse stock split, every 5 common shares would become one common share, and 5 shares trading at $1.00 per share immediately before the split takes effect would become one share at $5.00*; or

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If THQ completes a 1-for-10 reverse stock split, then 10 common shares would become one common share, and 10 shares trading at $1.00 per share immediately before the split takes effect would become one share at $10.00*.

*upon market open on the date the reverse stock split becomes effective.

With a reverse stock split, a stockholder has fewer but higher priced shares, keeping the total investment the same when the market opens on the date the reverse stock split becomes effective subject to the elimination of fractional shares.

THQ is proposing the three reverse split ratios mentioned above to its stockholders (i.e. 1-for-3, 1-for-5 and 1-for-10). THQ's Board of Directors will select one of the three ratios and set the timing of the reverse stock split if THQ's stockholders grant such authority to the Board and approve all three ratios.

Why is THQ doing a reverse stock split?

We believe that the increase in the stock price resulting from the reverse stock split will allow us to exceed the minimum bid price requirement of at least $1.00 to remain listed on the NASDAQ Global Select Market. We also believe it will broaden the pool of potential investors and broker interest in our stock.

Why do we need to remain on the NASDAQ Global Select Market?

For a number of reasons, it is more favorable for THQ to remain on the NASDAQ Global Select Market. In particular, we believe this helps support and maintain stock liquidity and company recognition for our stockholders.

What impact will this have on the company and our future?

Other than allowing us to remain on the NASDAQ Global Select Market, which has benefits for our stockholders and share liquidity, we do not expect the reverse stock split to affect our operations.

What is the ratio for the reverse stock split and when will it occur?

Three ratios - 1:3, 1:5 or 1:10 - will be proposed to the stockholders. The Board will select one of the three ratios if the stockholders grant them such authority and approve all three ratios. The reverse stock split is expected to be effectuated on or about July 5, 2012.

How many shares of common stock will be outstanding after the reverse split?

Today, THQ has approximately 68 million shares of outstanding common stock. This will be reduced according to the ratio that is selected, as follows:

Shares Outstanding
Prior to Reverse Stock Split	68.5 million
If 1:3 ratio is selected	22.8 million
If 1:5 ratio is selected	13.7 million
If 1:10 ratio is selected	6.8 million

What is the impact on THQ stockholders?

Stockholders will receive one new share for every three, five, or ten shares they currently own, depending on the final ratio selected. For fractional shares owned, shareholders will receive cash.

What impact does this have on my outstanding stock options?

An adjustment to your THQ stock options will occur at the effective date of the reverse stock split, which will take place on or about July 5, 2012. These adjustments will decrease the number of options you have and will increase their grant price in order to keep the total value of your equity whole.

What impact does this have on my ESPP shares?

If you purchased shares via our employee stock purchase plan (ESPP), they would be adjusted, along with the purchase price you paid for these shares, just as any other shares you own will be adjusted.

What action is required on my part if I own THQ options?

For your options, no action is required by you; the necessary adjustments will be made by THQ.

What do I do with the shares I own when there's a reverse stock split?

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If your THQ shares of common stock are held in a brokerage account, you will not need to take any action to effect the exchange of your shares. Your broker is likely authorized to exchange the shares for you and the number of shares you own after the split should be reflected in your account. You can contact your broker for more information.

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If you hold the stock certificates yourself, you will receive a letter from Computershare Investor Services, LLC, THQ's transfer agent, with further instructions, including how you must send your certificates back to Computershare to exchange them for new certificates. You should receive the information in the mail shortly after the reverse stock split takes effect. You can contact Computershare for more information by calling (877) 373-6374 (a toll-free number) or (312) 360-5169.

Who can I contact if I have additional questions?

For additional questions regarding the reverse split, please contact Lisa Mueller in Investor Relations (lisa.mueller@thq.com), or for questions pertaining to your equity, please contact Julia Hann in Human Resources (julia.hann@thq.com).

Additional Information

THQ filed a preliminary proxy statement that provides additional information regarding the reverse stock split on May 25, 2012 with the SEC, and expects to file the definitive proxy statement for such reverse stock split in the near future. You are advised to read the preliminary proxy statement, and definitive proxy statement, when it becomes available, because the proxy statement will contain important information.

Forward Looking Statements

The foregoing questions and answers contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements about THQ's estimates and expectations regarding are forward-looking. THQ uses words such as “anticipate”, “believe”, “estimate”, “expect”, “intend” (and the negative of any of these terms), “future” and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risks and reflect management's current estimates and expectations, and involve subjects that are inherently uncertain and difficult to predict. Actual results could differ materially from the expectations set forth in these forward-looking statements. THQ will not necessarily update these forward-looking statements if they later turn out to be inaccurate. Risks and uncertainties that may affect THQ's future results include, but are not limited to, those discussed above, under the heading “Risk Factors” in THQ's Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and Quarterly Reports on Form 10-Q since such date, and in other documents THQ has filed with the Securities and Exchange Commission.